Wells Fargo Bank, National Association
9062 Old Annapolis Rd.
Columbia, Maryland 21045
Date: August 13, 2013
To:
Recipients of the 2012 Custody Assessment & 2012 Custody Attestation Issued
by Wells Fargo Document Custody
Re:
Notice Regarding Wells Fargo Document Custody Regulation AB 2012
Compliance Reports

The Document Custody Section of the Corporate Trust Services Division of Wells
Fargo Bank, N.A. (such Document Custody Section is referred to in this letter as, "Wells
Fargo") writes this letter to notify you that Wells Fargo has issued a revised assessment of compliance and attestation for the Custody Platform relating to the year ended
December 31, 2012.

Reference is made to (i) the assessment of compliance with applicable servicing criteria (Securities and Exchange Commission's Regulation AB, Items 1122(d)(1)(iv),
1122(d)(4)(i) and 1122(d)(4)(ii), the "Applicable Servicing Criteria") prepared by Wells
Fargo as of and for the year ended December 31, 2012 and relating to the Custody
Platform (defined below) (the "2012 Custody Assessment"), which reported no material instances of noncompliance, (ii) the attestation report of KPMG LLP ("KPMG"), the independent registered public accounting firm engaged by Wells Fargo to issue such attestation in connection with the 2012 Custody Assessment (the "2012 Custody
Attestation"), (iii) the platform established and maintained by Wells Fargo, consisting of publicly-issued residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS") transactions for which Wells Fargo provides document custody services (the "Custody Platform"), and (iv) the list of individual transactions constituting the Custody Platform (the "Transaction Listing") maintained by
Wells Fargo.

Such Transaction Listing was attached to a management representation letter and assertion issued by Wells Fargo each year to KPMG in connection with defining the
Custody Platform.
Background

Wells Fargo has determined that, due to an administrative error, it inadvertently omitted CMBS and RMBS transactions from the Transaction Listing. For the 2012 reporting year, there were a total of 101 CMBS and RMBS transactions omitted from the
Transaction Listing. For the 2012 reporting year, the total number of transactions on the
Transaction Listing should have been 906 but instead only 805 transactions were included on the Transaction Listing. The 101 omitted transactions have been identified on Appendix A to the revised assessment discussed below and included with this notice.
The omission of these 101 transactions started in the year each transaction closed and has continued through 2012. Based on its Custody Platform description, Wells Fargo should have included these 101 transactions on the Transaction Listing.

Due to the omission of the 101 transactions from the Transaction Listing, such transactions were not part of the population of transactions subject to testing performed in connection with the 2012 Custody Attestation. Aside from the omission itself of certain transactions from the Transaction Listing, management of Wells Fargo does not believe that the omission of the 101 transactions from the Transaction Listing affected the accuracy of its 2012 Custody Assessment including management's assertion therein that for the 2012 reporting period Wells Fargo complied in all material respects with the
Applicable Servicing Criteria.

In addition, Wells Fargo has determined that Item 1122(d)(4)(iii) was applicable to certain transactions in the Custody Platform, but was not previously identified as being applicable to the activities it performs with respect to the Custody Platform. The affected transactions have been identified on Appendix A to the revised assessment discussed below. Wells Fargo has determined though that there were no activities performed during the 2012 reporting period with respect to these transactions to which Item
1122(d)(4)(iii) is applicable, because there were no occurrences of events that would require Wells Fargo to perform such activities.
Issuance of Revised Reg AB Compliance Reports
Because of the above findings, Wells Fargo has determined that both the 2012
Custody Assessment and 2012 Custody Attestation were issued in error and thus the recipients of such reports should no longer rely upon such previously issued reports of
Wells Fargo and KPMG.

As a result, Wells Fargo has enclosed with this notification a revised assessment of compliance with Applicable Servicing Criteria (that includes 1122(d)(4)(iii)) for the
Custody Platform, including the previously omitted transactions, as of and for the year ended December 31, 2012. Also enclosed is KPMG's compliance attestation report on management's revised assessment reflecting the results of procedures performed by
KPMG.
Wells Fargo understands that the issuance of a revised 2012 assessment and attestation for the Custody Platform presents disclosure ramifications for transactions currently subject to the reporting requirements of the 34' Act. Wells Fargo also understands that its omission of transactions from the Transaction Listing in prior years may raise disclosure questions as well. Wells Fargo will be discussing these ramifications and questions as soon as possible with each issuer/registrant and its counsel and help develop an appropriate disclosure plan. In addition, Wells Fargo will be available to participate with each issuer/registrant in any calls needed to discuss the issue with the
SEC Staff.
Wells Fargo is taking steps to ensure that there are no more omissions from any future Transaction Listing and will adopt such additional measures as necessary to prevent any such future omissions including among other things reorganizing and/or re-
training personnel and instituting enhanced controls over the process related to the maintenance of the Transaction Listing.

If you have any questions about this notification, please do not hesitate to contact
Carol Tracey at 321.632.9533; carol.j.tracey@wellsfargo.com.

WELLS FARGO BANK, N.A.